EXHIBIT G


                    Proposed Form of Federal Register Notice

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     April __, 2002

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by May __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After May __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     PROGRESS ENERGY, INC.      (70-[____])
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     Progress Energy, Inc. ("Progress Energy"), a registered holding company, whose principal business address is 410 South Wilmington Street, Raleigh, North Carolina 27602, has filed an application/declaration in this proceeding pursuant to Sections 32 and 33 of the Act and Rule 53 thereunder. Progress Energy directly or indirectly owns all of the issued and outstanding common stock of three public-utility subsidiaries: Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina; Florida Power Corporation ("Florida Power"), which generates, transmits, purchases and sells electricity in parts of Florida; and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of North Carolina. Collectively, CP&L, Florida Power and NCNG are referred to as the "Utility Subsidiaries." Together, the Utility Subsidiaries provide electric service to approximately 2.8 million wholesale and


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retail customers in parts of three states and natural gas or gas transportation service to approximately 120,000 residential, commercial, agricultural and industrial customers, all in North Carolina.

     Through an indirect wholly-owned subsidiary, Progress Ventures, Inc. ("Progress Ventures"), Progress Energy holds all of the equity securities of seven "exempt wholesale generators" ("EWGs"), which are described below.

     By order dated December 12, 2000 in File No. 70-9659, as modified by orders dated September 20, 2001 and March 15, 2002 in File No. 70-9909 (together, the "Financing Orders"),(1) the Commission authorized Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions from time to time through September 30, 2003 (the "Authorization Period"). Under the Financing Orders, Progress Energy is currently authorized (i) to issue and sell common stock, preferred stock or other forms of preferred securities and unsecured long-term debt securities in an aggregate amount at any time outstanding not to exceed $7.5 billion; (ii) to issue and sell commercial paper and other forms of unsecured short-term indebtedness ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2.5 billion; and (iii) to provide guarantees and other forms of credit support ("Guarantees") on behalf or for the benefit of its subsidiaries in an aggregate or nominal amount not to exceed $2 billion at any time outstanding.

     Under the terms of the Financing Orders, Progress Energy is authorized to use the proceeds from the sale of securities to make investments in and to provide Guarantees with respect to the obligations of EWGs and "foreign utility companies" ("FUCOs"), provided that Progress Energy's "aggregate investment" (as defined under Rule 53) in EWGs and FUCOs does not exceed 50% of its "consolidated retained earnings" (also as defined in Rule 53). Progress Energy's "aggregate investment" in EWGs is currently $965 million, or 47% of Progress Energy's "consolidated retained earnings" for the four quarters ended December 31, 2001 ($2.07 billion). Progress Energy does not currently hold an interest in any FUCO.

     Progress Energy is now requesting, pursuant to Rule 53(c), authority to use the proceeds of authorized financing (including Guarantees) to increase its "aggregate investment" in EWGs and FUCOs to $4 billion (the "EWG/FUCO Investment Limit"). The proposed EWG/FUCO Investment Limit is equal to approximately 200% of Progress Energy's "consolidated retained earnings" for the four quarters ended December 31, 2001. Accordingly, Progress Energy requests that the


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     (1)  See Progress Energy, Inc., et al., Holding Co. Act Release Nos. 27297
(Dec. 12, 2000), 27440 (Sept. 20, 2001), and 27500 (Mar. 15, 2002).


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Commission issue an order pursuant to Rule 53(c) in order to allow Progress
Energy to utilize the proceeds from the issuance of equity and debt securities and to issue Guarantees, within the limits specified under the Financing Orders (or any order or orders hereafter issued that extend or renew Progress Energy's authorization under the Financing Orders), to finance investments in EWGs and FUCOs in an amount up to the proposed EWG/FUCO Investment Limit.

     Progress Energy's wholly-owned subsidiary, Progress Ventures, currently holds all of the equity interests in seven EWGs, as follows:

     MPC Generating, LLC ("MPC Generating"). MPC Generating owns and operates two 160 MW simple-cycle combustion turbine units in Monroe, Georgia. MPC Generating sells the output of Unit 1 to the Municipal Electric Authority of Georgia under a five-year contract. Unit 1 commenced operation in December 1999. The output of Unit 2 is sold to an affiliate of Dynegy Inc. under two seven-year contracts that commenced in June 2001.

     Rowan County Power, LLC ("Rowan County Power"). By order dated December 10, 2001,(2) the Commission authorized CP&L to transfer certain electric generation assets and related facilities located in Rowan County, North Carolina, to Rowan County Power. Phase I of the Rowan County Power project consists of three combustion turbine generators in a simple-cycle configuration. Phase II of the project, presently under construction, will consist of an approximately 480 MW gas-fired combustion turbine generation facility, associated electric interconnection equipment, fuel storage and handling facilities, and other facilities and equipment necessary for the generation of electricity and conducting related activities that are consistent with EWG status. Rowan Phase I, which was placed in service in June 2001, is used to supply a portion of the requirements of South Carolina Public Service Authority (known as Santee Cooper) and Duke Energy Corp. under power sales agreements.

         DeSoto County Generating Company, LLC ("DeSoto County Generating"). Located in DeSoto County, Florida, the DeSoto County project is currently under construction and is expected to commence commercial operations on June 1, 2002, using two combustion turbines in a simple-cycle configuration. Electrical output from each unit will be sold to Florida Power & Light Company under five-year tolling agreements ending on May 31, 2007.

         Effingham County Power, LLC ("Effingham County Power"). Effingham County Power was formed to construct and own an approximately 521 MW gas-fired power combined cycle plant and associated transmission facilities to be located

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     2   See Carolina Power & Light Company, Holding Co. Act Release No. 27474.
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in Effingham County, Georgia. This facility is expected to be placed in service in June 2003.

     Walton County Power, LLC ("Walton County Power"). Walton County Power owns and operates a generating facility that is adjacent to the MPC Generating facility. Progress Ventures recently acquired this facility from LG&E Power Inc. and American Power Incorporated. Walton County Power has entered into a two-year Tolling and Power Purchase Agreement with LG&E Energy Marketing, Inc. for all of the capacity and energy produced by the Walton County Power plant, which consists of three combustion turbines in a simple-cycle configuration producing 450 MW.

     Washington County Power, LLC ("Washington County Power"). Washington County Power, also recently acquired from LG&E Power Inc. and American Power Incorporated, is constructing a generating facility known as the Tiger Creek project that is expected to be completed by October 2003. Washington County Power has entered into an 18-month Tolling and Power Purchase Agreement with LG&E Energy Marketing, Inc. for all of the energy and capacity produced by the Washington County Power plant, expected to be 600 MW produced by four combustion turbine generators in a simple-cycle configuration.

     West Generating, LLC ("West Generating"). The West Generating project, to be located in the Southeast, is anticipated to consist of a 495 MW combined cycle generation facility, using Westinghouse 501-F combustion turbine technology. This project is under development.

     Progress Energy states that it needs the flexibility to increase its investments in EWGs in order to respond to growing demand for energy in the Southeastern United States and to enhance shareholder value. As described above, Progress Energy has already made substantial investments (through Progress Ventures) in several EWGs and is actively developing others. Progress Energy states that it will continue to explore possible investments in other similar domestic generation facilities. Progress Energy does not hold an interest in any FUCO or foreign EWG and states that it is not currently considering any such investments outside the United States, but may do so in the future under appropriate circumstances.

     Progress Energy states that it is currently in compliance with all of the conditions set forth in Rule 53(a) and that none of the circumstances described in Rule 53(b) has occurred or is continuing.